                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

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                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


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             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
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  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
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   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 24, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
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                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

                                          Mitsubishi Tokyo Financial Group, Inc.


                       Liquidation of UNBC (Cayman), Ltd.

Tokyo, March 24, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate UNBC (Cayman), Ltd.

UNBC (Cayman), Ltd. is a consolidated subsidiary of BTM's subsidiary, UnionBanCal Corporation.

1.  Outline of UNBC (Cayman), Ltd.

    (1) Address:                     Grand Cayman, Cayman Islands
    (2) Managing Director:           David I. Matson
    (3) Capital:                     US dollars 50 thousand
    (4) Business:                    Insurance

2.  Reason for Liquidation

    UNBC (Cayman), Ltd. has provided insurance services for UnionBanCal Corporation. As these services have been completed, it has been decided that UNBC (Cayman), Ltd. will be liquidated.

3.  Timing of liquidation

    Liquidation is expected by the end of May 2004.

4.  Impact on MTFG's business forecast

    This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.


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For further information, please contact:
Seiji Itai
Chief Manager
Corporate Communications Office
Tel.: 81-3-3240-8136